RECEIVED

2006 MAR -7 P 4:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Smiths Group plc

765 Finchley Road London NW11 8DS
T: 020 8458 3232 F: 020 8458 4380
www.smiths-group.com

27 February 2006

06011421

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

SUPPL

Your ref : 82-34872

PROCESSED
MAR 09 2006
THOMSON FINANCIAL

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

18 FEBRUARY TO 27 FEBRUARY 2006

208	27/02/2006 : 10:06:00	Smiths Group PLC - Directorate Change

Regulatory Announcement

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	10:06 27-Feb-06
Number	9626Y

27 FEBRUARY 2006

SMITHS GROUP PLC

NOTIFICATION UNDER LISTING RULE LR 9.6.11 (2) R
RESIGNATION OF A DIRECTOR

Lord Robertson of Port Ellen has resigned as a non-executive director of the Company, with effect from today, in view of his increased commitments elsewhere.

Contact for queries:
Neil Burdett
Smiths Group plc
765 Finchley Road
London NW11 8DS
Tel: 020 8457 8229

Date of Notification: 27 February 2006

END

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